EXHIBIT 1

Wednesday, August 4, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE  -  ERF

ENERPLUS ANNOUNCES SECOND QUARTER RESULTS

Enerplus Resources Fund is pleased to announce the results from operations for the period ended June 30, 2004.

Highlights:

•                  Enerplus continued to achieve strong funds flow from operations of $249 million as a result of continued strength in both oil and natural gas prices, positive results from our operations and the elimination of management fees.

•                  Our daily oil and natural gas production averaged 70,122 BOE for the first six months of 2004, exceeding our published target by 2%.  The increased production was due to the success of our active capital expenditures program, which saw a record 258 gross wells drilled in the first half of the year, and our acquisition of Ice Energy which closed January 7, 2004.

•                  Capital expenditures also totaled a record $85 million to date this year, as strong commodity prices have supported additional projects on both our operated and partner-operated properties.

•                  Monthly distributions to unitholders were maintained at $0.35 per unit throughout the first six months of the year, representing a year-to-date payout ratio of 84%.

•                  On June 30, Enerplus completed the acquisition of certain high quality properties from ChevronTexaco Corporation for total consideration of $467.2 million.  This transaction represented our single largest acquisition completed in Enerplus’ 18-year history and will not only be accretive to funds flow per unit and production per unit over the next few years, it also helps replenish a portion of our future development inventory.  These legacy type assets also benefit Enerplus as they have an estimated 15% higher netback than our existing assets as a result of lower royalty rates, higher realized prices and a gross overriding royalty on a portion of the assets that bear no operating expenses. The assets are an excellent complement to our existing operations as they are primarily shallow natural gas and oil waterflood properties of the type Enerplus has been developing for numerous years.

•                  This acquisition was partially funded by an offering of trust units that raised $301.8 million in gross proceeds through the issue of 8.8 million trust units at a price of $34.30 per unit.  The remaining portion of the acquisition was funded using our existing credit facilities that were increased in aggregate to $1 billion in May of this year.

•                  Operating costs in the oil and natural gas sector continue to increase as we see record levels of activity throughout western Canada.  Enerplus is no exception to this experience as we have seen our own operating costs increase beyond the guidance levels previously set out in our 2003 annual report.  Our operating costs have averaged $7.16 per BOE for the first six months, versus our previous full year guidance of $6.75 per BOE.  We are expecting to improve our average costs in the second half of the year as maintenance and seasonal turnaround costs and anticipated prior period costs are diminished. We are, however, revising our full year 2004 operating cost guidance to $7.00 per BOE to reflect the overall increase in our operating costs.

For the six months ended June 30,	2004	2003

Average Daily Production
Natural gas (Mcf/day)	256,871	238,256
Crude oil (bbls/day)	22,815	25,005
NGLs (bbls/day)	4,495	4,549
Total (BOE/day) (6:1)	70,122	69,263

% Natural gas	61%	57%
Proved plus Probable Reserve Life Index (years) (1)	13.3	13.8

Average Selling Price (2)
Natural gas (per Mcf)	$6.65	$7.18
Crude oil (per bbl)	39.88	39.00
NGLs (per bbl)	33.03	34.05
US$exchange rate	$0.75	$0.69

Selected Financial Results per BOE (3)
Oil & Gas Sales (2)	$39.56	$41.05
Royalties	(8.10)	(8.36)
Financial Contracts	(2.68)	(2.62)
Operating Costs	(7.16)	(6.10)
General and Administrative	(1.03)	(0.92)
Management Fees	—	(4.63)
Interest and Foreign Exchange	(0.55)	(0.86)
Taxes	(0.29)	(0.24)
Restoration and Abandonment	(0.24)	(0.22)
Funds Flow from Operations (4)	$19.51	$17.10

Financial (000’s)
Net Income	$93,200	$148,259
Funds Flow from Operations(4)	248,949	214,432
Cash Distributed(5)	208,309	183,222
Cash Withheld for Acquisitions and Capital Expenditures	40,640	31,210
Debt Outstanding	578,145	338,117
Development Capital Spending	85,285	72,719
Acquisitions	601,653	190,443
Divestments	2,535	44,964

Financial per Unit
Net Income	$0.98	$1.78
Funds Flow from Operations (4)	2.63	2.58
Cash Distributed(5)	2.10	2.18
Cash Withheld for Acquisitions and Capital Expenditures	0.41	0.37
Payout Ratio	84%	85%

Weighted Average Number of Trust Units Outstanding	94,624,000	83,273,000

Debt/Trailing 12 Month Funds Flow Ratio(4)	1.3	x	1.4	x

(1) As at December 31 of prior year

(2) Including oil and gas transportation and before financial contracts

(3) Non-cash amounts have been excluded

(4) See discussion in the Management’s Discussion and Analysis

(5) Calculated based on distributions paid or payable each month relating to the period

TRUST UNIT TRADING SUMMARY		TSX ERF.un – (CDN$)	NYSE ERF – (US$)
for the three months ended June 30, 2004
High		39.30	29.91
Low		32.73	26.65
Close		37.86	28.46

2004 CASH DISTRIBUTIONS PAID PER TRUST UNIT

Production Month	Payment Month	CDN$	US$

First Quarter Total		$1.05	$0.78

April	June	$0.35	$0.26
May	July	0.35	0.27
June	August	0.35	0.26*
Second Quarter Total		$1.05	$0.79

Total Year To Date		$2.10	$1.57

* Calculated using an exchange rate of 1.33

Operations Activity

Second quarter operating results for Enerplus were positive with daily production averaging 68,690 BOE bringing first half production for 2004 in at 70,122 BOE/day, approximately 2% ahead of our annual target.  With the acquisition of the ChevronTexaco assets on June 30, 2004, we are now currently targeting our annual average production for 2004 to be 74,000 BOE/day. This reflects our previous guidance of 68,300 BOE/day combined with six months of production from ChevronTexaco that will average 5,750 BOE/day for the remainder of the year.  We expect to exit 2004 with production in the range of 80,000 BOE/day reflecting both the acquisitions and an increase in capital spending.

Capital spending on development activities for the second quarter was $48.5 million and $85.3 million year-to-date.  We are currently forecasting an increase in our capital investment program of $25.0 million to $195.0 million for 2004 in order to take advantage of robust energy prices and to fully exploit new development opportunities brought in via the ChevronTexaco acquisition as well as additional opportunities identified on existing properties.  These additional opportunities will be implemented primarily in the fourth quarter and are focused on crude oil development. Given the late timing, we anticipate a minimal impact on our 2004 annual average production with a more substantial impact on our 2004 exit rate and early 2005 production.

Operating costs are averaging $7.16 per BOE on a year-to-date basis and were $7.81 per BOE for the second quarter.  Second quarter operating costs are higher than expected as a result of industry-wide cost pressures associated with the current strong commodity price environment, specific turnaround costs on certain facilities, unanticipated maintenance costs, increased well servicing costs and prior period adjustments associated largely with non-operated properties. With increasing production and reduced maintenance costs for the remainder of the year, we expect operating costs to moderate from their current levels. Nevertheless, we are increasing our annual forecast of operating costs from $6.75/BOE to $7.00/BOE including the ChevronTexaco acquisition. Ongoing industry-wide cost pressures will continue to be a challenge.

Enerplus employees continued their excellent safety performance with no recordable injuries (i.e. medical aid, restricted work or lost time) during the second quarter. Enerplus also focused on improved contractor safety that has become an issue with the increasing demands on the service industry associated with the current high activity levels.  Through these efforts, our contractor’s recordable incident frequency (RIF) has dropped from 3.84 incidents per 200,000 man-hours worked in 2003 to 2.83 year-to-date in 2004.

Value Creation

Enerplus maintained its development focus during the second quarter of 2004, participating in the drilling of 138 gross wells (90.6 net wells) with a 100% success rate. In the first six months of 2004, we have participated in the drilling of 258 gross wells (149.1 net wells) representing one of the most active first half development drilling schedules in the Fund’s history. Second quarter development drilling activity was primarily focused on our shallow gas assets at Hanna and Verger.

Second Quarter Drilling Activity

	Crude Oil		Natural Gas		Service		Dry & Abandoned		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Operated	4.0	3.2	99.0	75.3	0.0	0.0	0.0	0.0	103.0	78.5
Non Operated	3.0	0.3	32.0	11.8	0.0	0.0	0.0	0.0	35.0	12.1
Total	7.0	3.5	131.0	87.1	0.0	0.0	0.0	0.0	138.0	90.6

Year-to-Date Total	31.0	10.0	225.0	138.5	1.0	0.1	1.0	0.5	258.0	149.1

Success Rate Year to Date		99%

Shallow Gas Development

In the second quarter of 2004, Enerplus drilled approximately 100 gross operated wells on our shallow natural gas assets in southern Alberta.  At Hanna, 64 gross wells were drilled successfully with completion and tie-in activities to be completed in the third quarter of 2004.  These wells are expected to add approximately 3 to 4 MMcf/day net of additional production.  We also initiated a 74 gross well infill program at Verger in the second quarter with drilling to be completed early in the third quarter. Production from this program is anticipated to come on stream late in the third quarter and is expected to increase production from the Verger property by 3 MMcf/day net.

Pre-drilling activity was initiated in the second quarter for the remainder of our planned 2004 shallow natural gas program at Countess, Medicine Hat North and Medicine Hat Sun Valley.  We expect approximately 100 additional gross wells to be drilled in the third and fourth quarters of 2004.

Waterflood Development

Strong crude oil prices experienced year-to-date in 2004 have increased our focus on oil enhancement projects that were previously deferred in favour of more robust gas-oriented projects. Additional projects have been initiated at Pembina 5 Way, Joarcam, Gleneath, Silver Heights, Freda Lake and the Medicine Hat Glauconitic “C” Pool to further optimize production and the ultimate recovery of reserves. Overall, approximately $10 million of new oil related projects has been added to our development plan.

Joint Venture Development

Industry partners were very active during the second quarter with Enerplus participating in 35 gross wells.  The majority of this drilling occurred in the Shackleton shallow natural gas area of Saskatchewan where 20 gross wells were drilled.  We anticipate that the majority of this production will be placed on stream during the third quarter.  The expansion of the gathering system for the Mount Benjamin natural gas production continued to move forward with completion expected by the end of 2004. Other projects, including the natural gas from coal development at Joffre, are moving forward slower than expected due to facility bottlenecks and service-related delays associated with current brisk industry activity. Our current projections estimate that we will invest approximately $70 million with industry partners in 2004, $10 million higher than originally budgeted.

Josyln Creek Project

Throughout the second quarter, we continued to see progress at the Joslyn Creek SAGD project of which we own a 16% working interest. Facility construction and the drilling of a pilot well pair were completed during the first quarter while steam injection was initiated during the second quarter as planned.  We anticipate that the well pair will be placed on stream in the third quarter of 2004 with production expected to reach 600 BOE/day gross by mid 2005.  The operator has also recently announced the successful completion of an initial public offering and the establishment of a debt facility that provides the necessary funding for the second phase of the project, a 10,000 BOE/day gross commercial project (1,600 BOE/day net to Enerplus).  Engineering design work is currently underway for this phase with construction anticipated in mid 2005 and initial production in 2006.

Portfolio Management through Acquisitions and Divestments

During the second quarter, Enerplus completed a major corporate acquisition plus a series of minor acquisitions and divestments for a total net acquisition cost of $467.1 million.

On June 30, 2004, we closed the previously announced acquisition of certain of ChevronTexaco’s western Canadian conventional oil and natural gas interests for a cost of $467.2 million.  This acquisition added approximately 33.4 million BOE of proved plus probable reserves and 11,500 BOE/day of production weighted 54% towards crude oil and natural gas liquids.  The transaction results in metrics of $40,626/BOE/day and $13.99/BOE for the proved plus probable reserves excluding independent estimates of future development capital or $14.94/BOE for the proved plus probable reserves including the undiscounted estimates of future development capital.

The ChevronTexaco transaction is consistent with our proactive acquisition approach focused on high quality properties with opportunities to add incremental value through low risk development and exploitation activities.  The high netback, highly concentrated assets are ideally suited to our expertise in shallow natural gas and waterflood oil development and are a good strategic fit with our existing assets.

Key properties include:

(i)                                     Brooks, Alberta with a mix of operated oil development drilling and non-operated royalty interests on 225 shallow natural gas sections of land where we benefit from third party drilling activity without exposure to operating costs or capital;

(ii)                                  Chinchaga, Alberta with operated natural gas optimization, acceleration and development drilling opportunities;

(iii)                               Virden, Manitoba with operated oil waterflood optimization and horizontal development drilling opportunities; and

(iv)                              Mitsue, Alberta with non-operated light oil, associated natural gas and a mix of development and optimization opportunities including waterflood optimization, well reactivations, by-passed zone recompletions and infill drilling.

The acquired properties have had limited capital development in recent years and Enerplus sees significant upside potential for both reserves and production that is not recognized in the independent engineering evaluation.  Additional upside is based primarily upon shallow gas infill drilling on both royalty and non-operated working interest lands as well as oil waterflood optimization and horizontal oil infill drilling on operated working interest lands. We anticipate our capital expenditures will be approximately $7.0 million for the remainder of 2004 and $12.9 million in 2005 and will allow Enerplus to maintain production volumes through 2005.

Enerplus remains focused on portfolio management and will continue to high grade our portfolio through a combination of value-added acquisitions and the divestment of smaller interest, non-core properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results is dated August 3, 2004 and is to be read in conjunction with:

•                  the MD&A and audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002; and

•                  the unaudited interim consolidated financial statements as at June 30, 2004 and for the three and six months ended June 30, 2004 and 2003.

All amounts are stated in Canadian dollars unless otherwise specified.  All references to notes are to those included with the consolidated financial statements. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated.  Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE.  The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  Use of BOE in isolation may be misleading.

Throughout the MD&A, we use the term funds flow from operations (“funds flow”) and cash available for distribution.  These terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and therefore they may not be comparable with the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is used by management to analyze operating performance, leverage and liquidity.  All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital.  Cash available for distribution is calculated using funds flow less cash withheld for acquisitions and capital expenditures.

ACCOUNTING CHANGES

Enerplus’ financial statements for 2004 reflect a number of new accounting rules introduced by the Canadian Institute of Chartered Accountants (“CICA”).  The implementation of these new pronouncements may impact the comparability of financial results.

Hedging Relationships

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships”.  This guideline establishes conditions where hedge accounting may be applied.  Under the new guideline, the three-way financial contracts used to mitigate the effect of changes in oil and natural gas prices as described in Note 11 no longer qualify as hedges for accounting purposes.  We previously accounted for these three-way financial contracts as hedges in accordance with accepted practice at that time.  The principal difference in not applying hedge accounting to these contracts is that any gain or loss calculated on a current market basis will be reflected in net income whether or not it has been realized.  As commodity prices move up or down over the life of these contracts, re-evaluations of the fair value will be calculated and any changes in the fair value will be reflected in net income as a gain or loss.  Prior to implementing this change only realized gains or losses on these contracts were reflected in net income.

The Fund’s income for the three and six months ended June 30, 2004 has decreased by $28.8 million ($19.1 million net of tax) and $55.5 million ($36.8 million net of tax) respectively, as a result of adopting this new standard.  A summary of the effects of adopting this standard is provided in Notes 2 and 3.

As this accounting policy has been applied prospectively, there has been no effect on prior periods.  Since the 2003 financial statements do not reflect the new “Hedging Relationship” rules, comparability with current results is difficult.  The unrealized gains and losses have no immediate impact on Enerplus’ cash flow.

Asset Retirement Obligations

Effective January 1, 2004, Enerplus retroactively adopted CICA 3110, “Asset Retirement Obligations”.  Under this standard, the Fund estimates its total future asset retirement obligations based on its net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  Previously, we had recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and the estimated total future liability.

As a result of this change, net income for the three and six months ended June 30, 2004 decreased by $0.3 million (2003 - $1.5 million) and $0.5 million (2003 - $1.5 million) respectively.  This change represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  A summary of the effects of adopting this standard is provided in Notes 2 and 4.

Unit Based Compensation

We adopted the CICA accounting policy for unit based compensation during the year ended December 31, 2003 in accordance with early adoption provisions as discussed in Notes 1 and 4 to the December 31, 2003 audited consolidated financial statements.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the six months ended June 30, 2003.  This change resulted in $0.1 million being recorded for the three and six months ended June 30, 2003.

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles”, that defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP.  In prior periods it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate item on the income statement.  Effective April 1, 2004 we have presented revenue before the deduction of transportation charges and have also presented transportation expenses on the income statement.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net income or funds flow of the Fund.

OVERVIEW

Funds flow from operations has increased due to higher oil and natural gas prices during the second quarter and higher natural gas production during 2004 compared to 2003 as a result of our acquisitions and development programs.  In addition, the costs incurred in 2003 with respect to management fees and the internalization of the management contract were not incurred in 2004.

Net income has decreased during the three months and six months ended June 30, 2004 due to the impact of the new accounting pronouncements and by a reduced income tax recovery during the second quarter, mitigated by the same factors that influenced funds flow from operations.

On June 30, 2004 we purchased oil and natural gas properties from ChevronTexaco Corporation (the “ChevronTexaco assets”) for total consideration of $467.2 million.  This property acquisition was funded by bank debt as well as $286.2 million net proceeds from an equity offering of 8.8 million trust units.

RESULTS OF OPERATIONS

Production

Production was 68,690 BOE/day during the second quarter of 2004, a decrease of 4% from 71,553 BOE/day during the first quarter of 2004, primarily as a result of property downtime due to scheduled facility maintenance during the second quarter.

Production for the three months ended June 30, 2004 was 3% lower than production volumes of 70,622 BOE/day for the same quarter in 2003. Year-to-date production was 70,122 BOE/day for 2004, slightly higher than the 69,263 BOE/day for the six months ended June 30, 2003, and is in line with our original production target. The decrease in oil production on a quarterly and year-to-date basis was due to the divestiture of approximately 1,700 BOE/day in the last half of 2003, as well as the natural decline of our reserves. The natural gas increase was due to the acquisition of Ice Energy on January 7, 2004, partially offset by scheduled facility maintenance.

With the acquisition of the ChevronTexaco assets on June 30, 2004, Enerplus has increased its annual production target upward for the year from 68,300 BOE/day to 74,000 BOE/day. This estimate is before the effects of any further acquisitions or divestments that may occur during the remainder of the year.

Enerplus’ average production during the second quarter was weighted 61% natural gas and 39% liquids on a BOE basis.  Average production volumes are outlined as follows:

	Three Months ended June 30,		%	Six Months ended June 30,		%
Daily Production Volumes	2004	2003	Change	2004	2003	Change
Natural gas (Mcf/day)	251,647	243,540	3	256,871	238,256	8
Crude oil (bbls/day)	22,382	25,506	(12)	22,815	25,005	(9)
Natural gas liquids (bbls/day)	4,367	4,526	(4)	4,495	4,549	(1)

Total daily sales (BOE/day)	68,690	70,622	(3)	70,122	69,263	1

Pricing

The Fund realized a 14% increase in the average price received on natural gas from $6.32/Mcf for the three months ended June 30, 2003 to $7.22/Mcf for the second quarter in 2004.  In comparison, the AECO monthly index price for natural gas decreased 3% and the NYMEX price after adjusting for the change in the US$ exchange rate increased 6% for the same period. The better performance by the Fund was the result of the expiry of some fixed price physical sales contracts that were priced below market.  In addition, we experienced improved results under our sales to aggregator markets (TransCanada, PanAlberta, Progas), as they retired some downstream pipeline commitments and changed their marketing portfolios to align more closely with index pricing.  For year-to-date June 2004, the Fund received an average price of $6.65/Mcf for its natural gas, 7% lower than the average price received for the same period in 2003.  Similarly, for the corresponding period, the AECO monthly index price decreased 1% and the NYMEX price decreased 11%.

The average price we received for our crude oil increased 21% from CDN$34.59/bbl for the second quarter of 2003 to CDN$41.83/bbl for the same period in 2004.  This compares to a 30% increase in the price of benchmark West Texas Intermediate (WTI) crude oil after adjusting for the change in the US$ exchange rate.  The heavy oil differential increased significantly from the second quarter of 2003 to the same quarter in 2004 resulting in a lower price for our crude oil compared to the light sweet benchmark.  For the six months ended June 30, 2004, Enerplus received an average price of CDN$39.88 for crude oil, 2% higher than the CDN$39.00 received year-to-date 2003.  In comparison, WTI crude oil after adjusting for the change in the US$ exchange rate, increased by 8% for the same period.  The impact of the heavy oil differential also affected the Fund’s year to date crude oil selling prices.

	Three Months ended June 30,		%	Six Months ended June 30,		%
Average Selling Price(1)	2004	2003	Change	2004	2003	Change
Natural gas (per Mcf)	$7.22	$6.32	14	$6.65	$7.18	(7)
Crude oil (per bbl)	$41.83	$34.59	21	$39.88	$39.00	2
Natural gas liquids (per bbl)	$36.52	$31.76	15	$33.03	$34.05	(3)
Per BOE	$42.49	$36.33	17	$39.56	$41.05	(4)

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

	Three Months ended June 30,		%	Six Months ended June 30,		%
Average Benchmark Pricing	2004	2003	Change	2004	2003	Change
AECO (30 day) natural gas (per Mcf)	$6.81	$7.00	(3)	$6.71	$7.46	(10)
NYMEX natural gas (US$ per Mcf)	$5.97	$5.49	9	$5.83	$6.04	(3)
NYMEX natural gas (CDN$ per Mcf)	$8.07	$7.63	6	$7.77	$8.75	(11)
WTI crude oil (US$ per bbl)	$38.32	$28.91	33	$36.73	$31.39	17
WTI crude oil (CDN$ per bbl)	$51.78	$40.15	29	$48.97	$45.49	8
CDN$/US$ exchange rate	$0.74	$0.72	3	$0.75	$0.69	9

The Canadian dollar strengthened 3% against the US dollar during the second quarter of 2004 and 9% over six months compared to the same periods in 2003.  As most of Enerplus’ crude oil and a portion of its natural gas is priced in reference to US dollar denominated benchmarks, this movement in the currency rate reduced the prices that would have otherwise been realized.

Risk Management

Enerplus maintains a commodity price risk management program designed to provide price protection on a portion of our future production.  Typically, a portion of the pricing upside is surrendered in return for protection against a significant downturn in prices.  The program is intended to provide a measure of stability to our cash distributions and support positive economic returns from our capital development and acquisition activities.

The method we use to report the effects of our commodity price risk management program has changed to reflect the new accounting pronouncements regarding hedging relationships, which we have adopted prospectively as of January 1, 2004.   The following table summarizes the effects that our financial contracts have had on income for the three and six months ended June 30, 2004.

Three months ended June 30,
Commodity Derivative Instruments	2004		2003
	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value – other financial contracts	$23.4	$3.74	$—	$—
Amortization of deferred financial assets	5.4	0.86	—	—
Cash costs of financial contracts	15.5	2.48	—	—
	$44.3	$7.08	$—	$—
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	4.8	0.77	9.0	1.40
Total cost of financial contracts	$49.1	$7.85	$9.0	$1.40

Six months ended June 30,
Commodity Derivative Instruments	2004		2003
	($ Millions)	(Per BOE)	($ Millions)	(Per BOE)
Financial contracts not qualifying for hedge accounting:
Change in fair value – other financial contracts	$44.7	$3.50	$—	$—
Amortization of deferred financial assets	10.8	0.85	—	—
Cash costs of financial contracts	25.2	1.97	—	—
	$80.7	$6.32	$—	$—
Financial contracts qualifying for hedge accounting:
Cash costs of financial contracts	9.1	0.71	32.9	2.62
Total cost of financial contracts	$89.8	$7.03	$32.9	$2.62

The unrealized cost of financial contracts of $23.4 million for the three months ended June 30, 2004 and $44.7 million for the six months year-to-date represents the change in the fair value of financial contracts not qualifying for hedge accounting and represents a non-cash charge to earnings.  Future changes in the fair value of these contracts, which will increase or decrease net income, are dependent on forward prices at the end of each period and cannot be readily predicted.  During the comparable period for 2003 these contracts were considered effective hedges for accounting purposes and no related costs were expensed.

The amortization of deferred financial assets is also a result of our adopting the new accounting rules for hedging relationships.  Upon adoption on January 1, 2004, all of our three-way financial contracts ceased to qualify for hedge accounting.  As a result, we recorded a deferred financial asset representing the fair value of these contracts on that day.  We are amortizing this asset to income over the life of the underlying contracts for which the deferred asset relates.  The asset has been included in deferred charges and amortization of this asset was $5.4 million for the three months ended June 30, 2004 and $10.8 million for six months, representing another non-cash charge to earnings.  In 2003 these contracts were considered effective hedges for accounting purposes and no amortization was incurred.

Furthermore, due to the new accounting for hedging relationships, the cash costs associated with financial contracts that qualify for hedge accounting are segregated from the costs of financial contracts that do not qualify for hedge accounting.  During the three and six months ended June 30, 2004 we realized cash costs of $15.5 million and $25.2 million respectively for financial contracts that do not qualify for hedge accounting, as a result of commodity prices exceeding the ceiling price limits on many of our three-way contracts.

Cash costs for financial contracts that qualify for hedge accounting were $4.8 million (2003 - $9.0 million) for the three months ended June 30, 2004 and for the six months ended were $9.1 million (2003 - $32.9 million). Prior to January 1, 2004 all of our financial contracts qualified for hedge accounting.  As a result of the change, the cash costs of financial contracts that qualify for hedge accounting has significantly decreased for the three and six months ended June 30, 2004, compared to the same period in 2003.

Neither the change in fair value of financial contracts, nor the amortization of the deferred financial asset impacts our funds flow from operations.  During the comparative period in 2003 these contracts were considered hedges and no costs were expensed.

Enerplus’ commodity risk management positions are fully described in Note 11.  The following is a summary of the physical and financial contracts in place:

Physical & Financial Contracts	Contracted gas volumes (MMcf/day)	% of estimated gas production net of royalties	Contracted Oil volumes (bbls/day)	% of estimated oil production net of royalties
Remainder of 2004	84.5	39	13,150	66
First half of 2005	71.2	33	9,000	45
Second half of 2005	63.7	30	7,500	38

Revenues

Crude oil and natural gas revenues were $265.6 million ($271.8 million, net of transportation of $6.2 million) for the three months ended June 30, 2004, an increase of $32.1 million or 14% compared to $233.5 million ($239.5 million, net of $6.0 million transportation) reported for the same period in 2003.  The increase in revenues was due primarily to the increase in both oil and natural gas prices during the second quarter partially offset by the strengthening Canadian dollar against the US dollar.

For the six months ended June 30, 2004 revenues were $504.9 million ($517.4 million, net of $12.5 million transportation) compared to $514.6 million ($526.1 million, net of $11.5 million transportation) during the same period in 2003.  The decrease of $9.7 million or 2% is due to marginally lower gas prices, the strengthening Canadian dollar, and lower crude oil production as a result of the divestment of approximately 1,700 BOE/day during the second half of 2003.  This decrease was partially offset by increased natural gas production resulting from the Ice Energy acquisition.

Analysis of Sales Revenue (1)

($ millions)	Crude Oil	NGLs	Natural Gas	Total
Quarter ended June 30, 2003	$80.3	$13.1	$140.1	$233.5
Price variance(1)	14.7	1.9	21.1	37.7
Volume variance	(9.8)	(0.5)	4.7	(5.6)
Quarter ended June 30, 2004	$85.2	$14.5	$165.9	$265.6

($millions)	Crude Oil	NGLs	Natural Gas	Total
Year-to-date June 30, 2003	$176.5	$28.0	$310.1	$514.6
Price variance(1)	3.7	(0.8)	(23.8)	(20.9)
Volume variance	(14.6)	(0.2)	26.0	11.2
Year-to-date June 30, 2004	$165.6	$27.0	$312.3	$504.9

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Royalties

Royalties increased to $54.3 million for the three months ended June 30, 2004 compared to $46.9 million for the three months ended June 30, 2003.  The increase in royalties is consistent with our revenue analysis and royalties have remained at approximately 20% of oil and gas sales, net of transportation.  For the six months ended June 30, 2004 compared to the six months ended June 30, 2003 royalties were $103.3 million and $104.7 million respectively, both approximately 20% of oil and gas sales, net of transportation.  We expect royalties to remain at approximately 20% for the remainder of the year.

Operating Expenses

Operating expenses for the three months ended June 30, 2004 were $48.8 million or $7.81/BOE compared to $40.7 million or $6.34/BOE for the three months ended June 30, 2003.  For the six months ended June 30, 2004 operating costs were $91.3 million or $7.16/BOE compared to $76.5 million or $6.10/BOE for the same period last year.

During the second quarter we performed scheduled seasonal maintenance and facility turnarounds, which increased our operating expenses and lowered production volumes resulting in higher costs per BOE.  We also experienced unanticipated prior period charges and equalizations from our partner operated properties.  We continue to encounter increased operating costs and cost pressures related to high levels of industry activity, in particular well servicing and labour costs.

With increasing production and reduced maintenance and well servicing costs for the remainder of the year, we expect operating costs to moderate from their current levels.  However, due to continued cost pressures we are revising our forecast for 2004 annual operating costs from $6.75/BOE to approximately $7.00/BOE.

General and Administrative Expenses

General and administrative (“G&A”) expenses totaled $6.8 million or $1.09/BOE for the three months ended June 30, 2004 compared to $5.6 million or $0.87/BOE for the same period in 2003.  G&A expenses totaled $14.0 million or $1.10/BOE for the six months ended June 30, 2004 compared to $11.6 million or $0.93/BOE for the same period in 2003. The increase in G&A costs during 2004 compared to 2003 was due to increased technical staff, compliance and regulatory requirements as well as a long-term executive retention plan that was introduced during the last half of 2003.

The non-cash charge included in G&A of $0.5 million or $0.08/BOE during the quarter and $0.9 million or $0.07/BOE for the six months ended June 30, 2004, relates to our trust unit rights incentive plan for rights issued after January 1, 2003.  This compares to $0.1 million or $0.02/BOE for the three months ended June 30, 2003 and $0.1 million or $0.01/BOE for the six months ended June 30, 2003.  This charge, which is amortized over the remaining vesting period, is based on the excess of the trust unit price at June 30, 2004 of $37.86 over the exercise price.

The following table summarizes the cash and non-cash expenses recorded in G&A:

	For the three months ended June 30,		For the six months ended June 30,
General and Administrative Costs ($ millions)	2004	2003	2004	2003
Cash	$6.3	$5.5	$13.1	$11.5
Trust unit rights incentive plan (non-cash)	0.5	0.1	0.9	0.1
Total G&A	$6.8	$5.6	$14.0	$11.6

We continue to expect G&A costs to average approximately $1.15/BOE for 2004.

Management Fees and Internalization Expense

Effective April 23, 2003, all external management fees were eliminated with the purchase of Enerplus Global Energy Management Company from an indirect subsidiary of El Paso Corporation.

Interest Expense

Interest expense for the three months ended June 30, 2004 decreased to $4.9 million from $5.5 million during the same period of 2003.  Interest expense for the six months ended June 30, 2004 decreased to $8.8 million from $10.2 million during the same period of 2003.  The decrease is a result of lower average debt outstanding combined with lower interest rates during the three and six months ended June 30, 2004 compared to 2003.  Canadian prime interest rates decreased 25 basis points during the second quarter of 2004.  At June 30, 2004, 25% of Enerplus’ debt was based on fixed interest rates while 75% was floating.  These instruments are more fully described in Note 11.

Foreign Exchange

We experienced a foreign exchange loss of $1.6 million during the three months ended June 30, 2004 compared to $0.5 million in 2003 and a loss of $2.7 million during the six months ended June 30, 2004 compared to $0.7 million in 2003.  The loss during 2004 resulted primarily from the translation of US$54 million senior unsecured notes.  For the three and six months ended June 30, 2004 a non-cash loss of $1.6 million and $2.6 million, respectively was recorded with respect to these notes.  The remainder of the loss arose from foreign exchange realized on day-to-day transactions denominated in U.S. dollars.  See Note 9.

Depletion, Depreciation, Amortization and Accretion

Depletion, depreciation, amortization and accretion (“DDA&A”) increased to $71.7 million or $11.47/BOE for the three months ended June 30, 2004 from $59.6 million or $9.27/BOE for the same period in 2003.   DDA&A increased to  $145.1 million or $11.36/BOE for the six months ended June 30, 2004 from $115.9 or $9.25/BOE for the same period in 2003 and $9.67/BOE for the year ended 2003.

Estimated proved reserves used in the depletion calculation have decreased by approximately 14% due to adoption of National Instrument 51-101 (“NI 51-101”) compared to those used in the depletion calculation in the first three quarters of 2003.  This increased the depletion rate by 20%, which has been the largest driver in the increase in DDA&A per BOE for the three and six months ended June 30, 2004 when compared to the same periods in 2003.  Higher production volumes and increased capitalized asset retirement costs have also contributed moderately to the increase.

No impairment of the Fund’s assets existed at June 30, 2004 using year-end reserves updated for acquisitions and divestitures and management’s estimates of future prices.

Taxes

For the three months ended June 30, 2004, a future income tax recovery of $21.5 million was recorded in income as compared to a recovery of $44.8 million for the same period in 2003.  For the six months ended June 30, 2004, a future income tax recovery of $45.2 million was recorded in income as compared to a recovery of $47.1 million for the same period in 2003. The tax recovery in 2003 was higher due to the Federal future income tax rate reduction, offset by a one percent reduction in the Alberta corporate tax rate in 2004.

Selected Financial Results per BOE

	For the three months ended June 30,		For the six months ended June 30,
Per BOE of production (6:1)	2004	2003	2004	2003

Production per day	68,690	70,622	70,122	69,263
Weighted average sales price (1)	$42.49	$36.33	$39.56	$41.05
Royalties	(8.69)	(7.32)	(8.10)	(8.36)
Financial contracts	(7.85)	(1.40)	(7.03)	(2.62)
Add back: Non cash financial contracts	4.60	—	4.35	—
Operating costs	(7.81)	(6.34)	(7.16)	(6.10)
General and administrative	(1.09)	(0.87)	(1.10)	(0.93)
Add back: Non cash G&A expense (trust unit rights)	0.08	0.02	0.07	0.01
Management fees	—	(0.10)	—	(0.24)
Internalization of management contract	—	(8.57)	—	(4.39)
Interest expense, net of interest and other income	(0.73)	(0.85)	(0.55)	(0.80)
Foreign exchange loss	(0.26)	(0.08)	(0.21)	(0.06)
Add back: Non cash foreign exchange loss	0.26	—	0.21	—
Capital taxes	(0.35)	(0.18)	(0.29)	(0.24)
Restoration and abandonment cash costs	(0.22)	(0.18)	(0.24)	(0.22)
Funds flow from operations	20.43	10.45	19.51	17.10
Restoration and abandonment cash costs	0.22	0.18	0.24	0.22
Non-cash items:
Depletion, depreciation, amortization and accretion	(11.47)	(9.27)	(11.36)	(9.25)
Financial contracts	(4.60)	—	(4.35)	—
G&A expense (trust unit rights)	(0.08)	(0.02)	(0.07)	(0.01)
Foreign exchange	(0.26)	—	(0.21)	—
Future income tax recovery	3.44	6.97	3.54	3.77
Total net income per BOE	$7.68	$8.31	$7.30	$11.83

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Funds Flow From Operations and Net Income

Funds flow from operations was $127.7 million for the three months ended June 30, 2004 or $1.35 per trust unit compared to $67.1 million or $0.80 per trust unit for the same period in 2003.  Funds flow from operations for the six months ended June 30, 2004 was $248.9 million or $2.63 per trust unit compared to $214.4 million or $2.58 per trust unit for 2003.  The increase in funds flow from operations was as a result of higher commodity prices during the second quarter of 2004 compared to 2003, offset in part by higher operating costs.  As well, the internalization of the management contract, which occurred during the second quarter of 2003, reduced the comparative period results.

Net income for the three months ended June 30, 2004 was $48.0 million or $0.51 per trust unit compared to $53.4 million or $0.64 per trust unit in 2003.  Net income for the six months ended June 30, 2004 was $93.2 million or $0.98 per trust unit compared to $148.3 million or $1.78 per trust unit in 2003.  The decrease in net income for the three and six months ended June 30, 2004 was due primarily to the same factors that influenced funds flow.  As well, increased depletion expense as a result of lower proved reserves based on NI 51-101, changes in accounting for our three-way financial contracts, unit based compensation expense, asset retirement obligations and a reduced income tax recovery during the second quarter resulted in overall lower net income for the periods.

Quarterly Financial Information

Overall oil and gas sales net of transportation have increased due to higher prices and production throughout the last two years, offset by fluctuations in the Canadian/US dollar exchange rate.  Net income has been affected by the fluctuations in oil and gas sales, the internalization of the management contract, increasing operating costs due to high industry activity and changes to accounting policies adopted during 2002 and 2003.

Quarterly Financial Information	Oil and Gas	Net	Net income per trust unit
($ millions, except per trust unit amounts)	Sales(1)	Income	Basic	Diluted
2004
First quarter	$239.3	$45.2	$0.48	$0.48
Second quarter	265.6	48.0	0.51	0.51
2003 (Restated)
First quarter	$281.1	$94.8	$1.14	$1.14
Second quarter	233.5	53.4	0.64	0.64
Third quarter	219.7	59.2	0.67	0.67
Fourth quarter	201.5	40.6	0.45	0.45
Total	$935.8	$248.0	$2.88	$2.87

(1) Including oil and gas transportation and before the effects of commodity derivative instruments

Cash Available for Distribution

We make monthly cash distributions to our unitholders based upon net funds flow from our crude oil and natural gas operations.  A portion of funds flow is typically retained to fund acquisition and development activities.

For the three months ended June 30, 2004, Enerplus generated $127.7 million in funds flow from operations, of which $108.9 million ($1.05 per trust unit) was paid or declared payable to unitholders, representing 85% of funds flow. The remaining $18.8 million ($0.18 per trust unit) or 15% of funds flow was retained.

For the six months ended June 30, 2004, Enerplus generated $248.9 million in funds flow from operations, of which $208.3 million ($2.10 per trust unit) was paid or declared payable to unitholders, representing 84% of funds flow. The remaining $40.6 million ($0.41 per trust unit) or 16% of funds flow was retained.

We monitor the distribution payout policy with respect to forecast funds flows, debt levels and spending plans.  The level of cash retained typically varies between 10% and 25% of annual funds flow, however we are prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.  Our current payout ratio includes a $0.35 per unit cash distribution related to the recent equity issue completed in conjunction with the acquisition of the ChevronTexaco assets.  However, the cash flow associated with the acquisition will not start accruing to the Fund until after June 30, 2004.

The following table reconciles Enerplus’ funds flow from operations with the cash available for distribution to unitholders.

Reconciliation of Cash Available for Distribution	Three Months ended June 30,		Six Months ended June 30,
($ millions except per trust unit amounts)	2004	2003	2004	2003
Funds flow from operations before internalization of management contract	$127.7	$122.2	$248.9	$269.5
Management internalization costs	—	(55.1)	—	(55.1)
Funds flow from operations	127.7	67.1	248.9	214.4
Cash withheld for acquisitions and capital expenditures	(18.8)	—	(40.6)	(31.2)
Additional debt used to fund internalization	—	27.0	—	—
Cash available for distribution	$108.9	$94.1	$208.3	$183.2
Cash available for distribution Per trust unit	$1.05	$1.11	$2.10	$2.18

Capital Expenditures

During the three months ended June 30, 2004, we spent $515.6 million and year-to-date we have spent $684.4 million on acquisitions and capital expenditures net of divestitures compared to $6.5 million and $218.2 million during the same period in 2003 respectively.  The majority of expenditures during 2004 relate to the ChevronTexaco assets and Ice Energy acquisitions.

Capital Expenditures	Three Months ended June 30,		Six Months ended June 30,
($ millions)	2004	2003	2004	2003
Development expenditures	$38.7	$29.6	$66.0	$59.0
Plant and facilities	9.5	6.2	18.8	13.1
Sub-total	48.2	35.8	84.8	72.1
Office	0.3	0.3	0.5	0.6
Sub-total	48.5	36.1	85.3	72.7
Acquisitions of oil and gas properties	468.5	3.0	469.4	24.6
Corporate acquisitions	—	—	132.2	165.8
Dispositions of oil and gas properties	(1.4)	(32.6)	(2.5)	(44.9)
Total Net Capital Expenditures	$515.6	$6.5	$684.4	$218.2

We spent $48.2 million and $84.8 million on development drilling and facilities for the three and six months ended June 30, 2004, respectively, compared to $35.8 million and $72.1 million during the same period in 2003.  During the quarter we drilled 90.6 net wells with a 100% success rate for a total of 149.1 net wells year-to-date and a 99% success rate.  Development expenditures focused primarily on our shallow gas operated properties (75.3 net wells) and partner-operated natural gas projects (11.8 net wells).  In addition, further waterflood development was carried out to improve oil recovery at our Joarcam, Freda Lake and Medicine Hat Glauconitic Pool properties.

Effective June 30, 2004, Enerplus purchased the ChevronTexaco assets for total consideration of $467.2 million including deal costs.  See Note 7 for further disclosure of the purchase.

Other property acquisitions of $1.3 million and divestments of $1.4 million were completed during the quarter compared to $3.0 million of acquisitions and $32.6 million of divestments during the second quarter of 2003.  During the six months ended June 30, 2004 other property acquisitions and divestments totaled $2.2 million and $2.5 million respectively, compared to $24.6 million and $44.9 million in 2003. Enerplus continually evaluates its portfolio of properties and we expect to monetize certain non-core assets during the remainder of the year.

With the addition of the ChevronTexaco assets and increased opportunities from our development program, we have revised our 2004 capital spending forecast from $170.0 million to $195.0 million.

Liquidity and Capital Resources

Long-term debt at June 30, 2004 was $578.1 million, an increase of $240.0 million from December 31, 2003.  The increase in debt is primarily the result of our acquisitions of the ChevronTexaco assets and Ice Energy, which were funded by both bank debt and equity issues.  Long-term debt at June 30, 2004 is comprised of $237.4 million of bank indebtedness and $340.7 million of senior unsecured notes.

Financial Leverage and Coverage Ratios	Six months ended June 30, 2004		Year ended December 31, 2003

Long-term debt to funds flow (1)	1.3	x	0.6	x
Funds flow to interest expense	24.4	x	21.0	x
Long-term debt to long-term debt plus equity	22%		12%

Long-term debt is measured net of cash.

(1) Since the acquisition of the ChevronTexaco assets closed on June 30, 2004, the long-term debt to funds flow ratio includes debt incurred from the transaction with no corresponding funds flow.  Funds flow from these assets will be reflected going forward and will reduce the ratio in the future.

Effective May 2004 our borrowing base was set at $1.0 billion, representing an increase of $150.0 million reflecting the additional value of our oil and natural gas reserves.  The borrowing base consists of senior unsecured notes of $340.8 million and bank facilities of $659.2 million.  The bank facilities consist of a demand operating line of $31.7 million and a $627.5 million, 364-day revolving committed facility with a two-year term. In the event that the revolving bank line is not extended, no principal payments are required during the first year of the term period, although we would be required to maintain certain minimum balances on deposit with the syndicate agent.

On June 15, 2004, we completed an equity offering of 8.8 million subscription receipts at a price of $34.30 per subscription receipt.  Each subscription receipt entitled the holder to receive one trust unit of the Fund upon closing of the ChevronTexaco assets acquisition.  Gross proceeds of the issue were $301.8 million and $286.2 million net of issuance costs.  Net proceeds from the offering were used to finance a portion of the purchase price of the ChevronTexaco assets.  Upon closing the ChevronTexaco assets acquisition on June 30, 2004, all subscription receipts were converted to trust units.

Based on the debt outstanding at June 30, 2004 we have $421.8 million of available borrowing capacity.  We have adequate liquidity to fund future working capital and planned capital expenditures during 2004 through a combination of funds flow from operations and debt.  Our 2004 capital budget is discretionary and can be revised downwards in the event of a significant commodity price downturn or other economic event.  Payments with respect to the bank credit facilities and senior unsecured notes have priority over future distributions and claims paid to unitholders.

Commitments

There were no material changes to our commitments at June 30, 2004 compared to March 31, 2004 and December 31, 2003.

Trust Unit Information

We had 103,723,000 trust units outstanding at June 30, 2004, compared to 83,773,000 trust units at June 30, 2003.  The weighted average number of trust units outstanding for the six months ended June 30, 2004 was 94,624,000 (2003 – 83,273,000).

During the three months ended June 30, 2004, 236,000 trust units ($6.8 million additional equity) were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans.  This compares to 556,000 trust units ($14.1 million additional equity) for the three months ended June 30, 2003.  During the second quarter we also completed an equity offering of 8,800,000 trust units for net proceeds of $286.2 million.

For the six months ended June 30, 2004, 574,000 trust units ($16.1 million additional equity) were issued pursuant to DRIP and the trust unit options and rights plans compared to 884,000 trust units ($22.3 million additional equity) during the same period in 2003.  For further details see Note 5.

Taxability of Distributions

Canadian and U.S. Taxpayers

Enerplus estimates that approximately 85% of the distributions paid to Canadian and U.S. unitholders in 2004 will be taxable and the remaining 15% will be treated as a tax deferred return of capital.  Actual taxable amounts could vary depending on actual distributions which are dependant upon production, commodity prices and funds flow experienced during the remainder of the year.

For U.S. taxpayers the taxable portion of the cash distribution is considered to be a dividend for U.S. tax purposes.  For most U.S. taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate.

Canadian Federal Government Budget Proposals

On March 23, 2004 the Canadian Federal Budget proposed an amendment that would effectively eliminate the exception relied upon by Enerplus regarding non-resident ownership restrictions.  The proposed amendment would require Enerplus to comply by 2007 with the requirement that it is “not to be maintained primarily for the benefit of non-residents”.  We are reviewing various strategies to mitigate the impact of this proposed amendment and have until January 1, 2007 to pursue and implement such strategies.  The proposed amendment has not been passed into law at this time.  One of the strategies that we are investigating would involve reclassifying existing trust units into two classes of trust units, whereby we could exercise more control over the level of non-resident ownership.  In July 2004, Enerplus estimated its non-resident ownership to be approximately 68%.

Additional Information

Additional information relating to Enerplus Resources Fund, including the Fund’s Annual Information Form, is available under the Fund’s profile on the SEDAR website at www.sedar.com

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by this cautionary statement.

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars) (Unaudited)	June 30, 2004	December 31, 2003
		(Restated, Note 2)
ASSETS
Current assets
Cash	$—	$80,416
Accounts receivable	89,839	71,304
Other	5,940	13,412
	95,779	165,132

Property, plant and equipment (Note 6)	3,043,564	2,494,518
Goodwill (Note 8)	29,651	—
Deferred charges (Notes 2 and 3)	12,220	2,115

	$3,181,214	$2,661,765
LIABILITIES
Current liabilities
Accounts payable	$128,555	$100,449
Distributions payable to unitholders	36,306	33,022
	164,861	133,471

Long-term debt	578,145	338,117
Future income taxes	267,742	283,292
Asset retirement obligations (Notes 2 and 4)	71,650	63,936
Deferred credits (Notes 2 and 3)	66,452	1,942
	983,989	687,287

EQUITY
Unitholders’ capital (Note 5)	2,814,587	2,511,375
Accumulated income	811,021	717,821
Accumulated cash distributions	(1,593,244)	(1,388,189)
	2,032,364	1,841,007

	$3,181,214	$2,661,765

Number of Trust Units outstanding (thousands)	103,723	94,349

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Canadian dollars, except	Three Months ended June 30		Six Months ended June 30
per unit amounts) (Unaudited)	2004	2003	2004	2003
		(Restated, Note 2)		(Restated, Note 2)
REVENUES
Oil and gas sales	$271,828	$239,511	$517,423	$526,129
Royalties	(54,323)	(46,924)	(103,311)	(104,663)
Derivative instruments (Notes 2, 3 and 11)
Financial contracts - qualified hedges	(4,839)	(8,973)	(9,127)	(32,919)
Other financial contracts	(44,237)	—	(80,657)	—
Interest and other income	268	64	1,843	152
	168,697	183,678	326,171	388,699

EXPENSES
Operating	48,803	40,733	91,338	76,512
General and administrative	6,840	5,562	13,978	11,596
Transportation (Note 2)	6,233	6,018	12,532	11,528
Management fees	—	620	—	3,042
Internalization of management contract	—	55,100	—	55,100
Interest on long-term debt	4,857	5,481	8,816	10,162
Foreign exchange loss (Note 9)	1,602	535	2,661	712
Depletion, depreciation, amortization and accretion	71,689	59,588	145,062	115,929
	140,024	173,637	274,387	284,581

Income before taxes	28,673	10,041	51,784	104,118
Capital taxes	2,178	1,401	3,785	2,930
Future income tax recovery (Note 10)	(21,539)	(44,783)	(45,201)	(47,071)
NET INCOME	$48,034	$53,423	$93,200	$148,259

Net income per trust unit
Basic	$0.51	$0.64	$0.98	$1.78

Diluted	$0.51	$0.64	$0.98	$1.78

Weighted average number of trust units outstanding (thousands)
Basic	94,757	83,462	94,624	83,273
Diluted	94,892	83,745	94,808	83,513

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

(Thousands of Canadian dollars)	Three Months ended June 30		Six Months ended June 30
(Unaudited)	2004	2003	2004	2003
		(Restated, Note 2)		(Restated, Note 2)
Accumulated income, beginning of period as previously reported	$762,987	$535,283	$690,046	$440,446
Adjustments due to change in accounting policy (Note 2)	—	29,328	27,775	29,329
Accumulated income, beginning of period after adjustments	762,987	564,611	717,821	469,775
Net income	48,034	53,423	93,200	148,259

Accumulated income, end of period	$811,021	$618,034	$811,021	$618,034

ENERPLUS RESOURCES FUND
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Canadian dollars)	Three Months ended June 30		Six Months ended June 30
(Unaudited)	2004	2003	2004	2003
		(Restated, Note 2)		(Restated, Note 2)
OPERATING ACTIVITIES
Net income	$48,034	$53,423	$93,200	$148,259
Non cash items add/(deduct):
Depletion, depreciation, amortization and accretion	71,689	59,588	145,062	115,929
Non cash financial contracts (Note 3)	28,768	—	55,472	—
Non cash foreign exchange loss (Note 9)	1,614	—	2,592	—
Unit based compensation (Note 5)	523	101	882	105
Future income tax recovery	(21,539)	(44,783)	(45,201)	(47,071)
Asset retirement costs incurred	(1,379)	(1,180)	(3,058)	(2,790)
Funds flow from operations	127,710	67,149	248,949	214,432
Decrease in non-cash operating working capital	(4,504)	2,764	1,909	5,762

	123,206	69,913	250,858	220,194
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 5)	293,050	14,055	302,330	22,144
Cash distributions to unitholders	(105,729)	(92,814)	(205,055)	(177,654)
Increase in bank credit facilities	198,104	11,563	237,436	144,477
Payment of related party note	—	(1,273)	—	(1,400)
Decrease in non-cash financing working capital	3,153	1,855	3,284	6,128
	388,578	(66,614)	337,995	(6,305)

INVESTING ACTIVITIES
Capital expenditures	(48,484)	(36,014)	(85,285)	(72,719)
Property acquisitions	(468,577)	(3,002)	(469,469)	(24,628)
Property dispositions	1,494	32,564	2,535	44,964
Corporate acquisitions (Note 8)	—	—	(121,171)	(165,815)
Decrease in non-cash investing working capital	3,783	2,783	4,121	3,591

	(511,784)	(3,669)	(669,269)	(214,607)

Change in cash	—	(370)	(80,416)	(718)
Cash, beginning of period	—	370	80,416	718
Cash, end of period	$—	—	$—	$—

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—	$—	$—
Cash interest paid	$6,732	$9,269	$7,298	$10,548

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

(Thousands of Canadian dollars)	Three Months ended June 30		Six Months ended June 30
(Unaudited)	2004	2003	2004	2003
		(Restated, Note 2)		(Restated, Note 2)

Accumulated cash distributions, beginning of period	$1,487,515	$1,100,453	$1,388,189	$1,015,613
Cash distributions to unitholders	105,729	92,814	205,055	177,654

Accumulated cash distributions, end of period	$1,593,244	$1,193,267	$1,593,244	$1,193,267

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars) (Unaudited)

1.             SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, with the exception of the changes discussed below and in Note 2.  The note disclosure requirements for annual statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the 2003 annual consolidated financial statements. Prior year amounts have been adjusted to reflect current period presentation.

(a) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment.  To assess impairment, the fair value of the Fund is compared to its book value.  If the fair value is less than the book value, a second test is performed to determine the amount of impairment.  The amount of impairment is measured by allocating the fair value to Enerplus’ identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair value. If Enerplus’ fair value is less than its carrying value, a goodwill impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2.                                      CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective January 1, 2004, the Fund has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships”.  The guideline establishes conditions where hedge accounting may be applied.  Where hedge accounting does not apply, changes in the fair values of the financial contracts are taken into income in the period of change.  This policy has been adopted prospectively pursuant to the adoption provisions of Accounting Guideline 13, and therefore there is no effect on prior periods.

Previously, hedge accounting had been applied to all of the Fund’s financial contracts, which qualified as hedges for accounting purposes at that time.

As a result of this change, net income was $19,084,000 ($28,768,000 before a future tax recovery of $9,684,000) less than it would have otherwise been reported for the three months ended June 30, 2004.  Net income for the six months ended June 30, 2004 decreased by $36,800,000 ($55,472,000 before a future tax recovery of $18,672,000).  This reflects amortization of the deferred financial asset realized upon adoption and unrealized costs on financial contracts that do not qualify for hedge accounting for the six months ended June 30, 2004. The future income tax liability has also decreased by $18,672,000 as a result of this accounting change.  Both basic and diluted per trust unit calculations for the three and six months ended June 30, 2004 decreased by $0.20 and $0.39, respectively, as a result of adopting this new policy.

Asset Retirement Obligations

Effective January 1, 2004, the Fund retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets.  The Fund estimates this liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The liability for future retirement obligations is to be recorded in the financial statements at the time the liability is incurred.

The Fund had previously provided for future site reclamation and abandonment costs on the unit-of-production method based on the remaining life of the proved reserves and the estimated total future liability.  This estimate was charged to income with the corresponding offset to the accumulated site restoration liability on the balance sheet.

As a result of this change, net income for the three and six months ended June 30, 2004 decreased by $300,000 and $535,000, respectively.  This represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method.  The after tax effects of this change for the three and six months ended June 30, 2003 (restated for comparative purposes) are net income decreases of $1,473,000 and $1,470,000, respectively. As a result, basic and diluted per trust unit calculations both decreased by $0.02 for the three and six months ended June 30, 2003, respectively.

The December 31, 2003 balance sheet has been restated to reflect the cumulative effects of adopting CICA 3110, as shown in the following table:

($ thousands)	As reported in the 2003 Annual Report	Change upon adoption of CICA 3110	As restated upon adoption of CICA 3110
Property, plant and equipment	3,384,572	63,554	3,448,126
Accumulated depletion and depreciation	(936,207)	(17,401)	(953,608)
Net property, plant and equipment	2,448,365	46,153	2,494,518
Accumulated site restoration	60,335	(60,335)	—
Asset retirement obligation	—	63,936	63,936
Future income taxes	268,515	14,777	283,292
Accumulated income	690,046	27,775	717,821

Unit Based Compensation

The CICA accounting policy for unit based compensation was adopted during the year ended December 31, 2003.  The comparative financial statements have been restated to reflect the unit based compensation expense relating to the three and six months ended June 30, 2003.  This change resulted in $101,000 and $105,000 being recorded in G&A for the three and six months ended June 30, 2003, respectively.

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of Generally Accepted Accounting Principles (“GAAP”) that companies must use and effectively eliminates industry practice as a source of GAAP.  In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Effective April 1, 2004, the Fund has recorded revenue before transportation charges and a transportation expense on the income statement.  Prior periods have been reclassified for comparative purposes.  This adjustment has no impact on net income, net income per trust unit, funds flow or funds flow per trust unit for the Fund.

3.                                      DEFERRED CHARGES AND DEFERRED CREDITS

Deferred Charges ($ thousands)
Deferred charges as at December 31, 2003 (1)	$2,115
Deferred financial asset recorded upon adoption of Accounting Guideline 13 (2)	21,015
Amortization of deferred financial assets	(10,812)
Amortization of issue costs	(98)
Deferred charges as at June 30, 2004	$12,220

(1)          Represents the unamortized balance of the senior unsecured notes issue costs.  These costs are being amortized over the life of the notes.

(2)          Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.  This deferred financial asset is to be amortized over the remaining lives of the associated financial contracts.

Deferred Credits ($ thousands)
Deferred credits as at December 31, 2003 (1)	$1,942
Deferred financial liability recorded upon adoption of Accounting Guideline 13 (2)	21,015
Change in fair value – other financial contracts (3)	44,660
Amortization of deferred credits	(1,165)
Deferred credits as at June 30, 2004	$66,452

(1)          Represents the unamortized balance of deferred  costs on financial contracts as of the date Enerplus Resources Fund was acquired by EnerMark Income Fund.  These deferred costs are being amortized over the remaining life of the financial contracts to which they relate, ending October 31, 2004.

(2)          Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.

(3)          Changes in the fair value of financial contracts that no longer qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

The following table summarizes the income statement effects of other financial contracts:

Other financial contracts ($ thousands)	Three months ended June 30, 2004	Six months ended June 30, 2004
Change in fair value	$23,362	$44,660
Amortization of deferred financial assets	5,406	10,812
Cash costs	15,469	25,185
Other financial contracts	$44,237	$80,657

4.                                      ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Fund has estimated the net present value of its total asset retirement obligations to be $71,650,000 as at June 30, 2004 based on a total future liability of $277,438,000.  These payments are expected to be made over the next 66 years with the majority of costs incurred between 2015 and 2030.  The Fund’s credit adjusted rate of 6.5% and an inflation rate of 2.0% were used to calculate the present value of the asset retirement obligations.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	Six months ended June 30, 2004	Year ended December 31, 2003
Asset retirement obligations, beginning of period	$63,936	$62,607
Increase in retirement obligations	8,683	3,850
Retirement obligations settled	(3,058)	(6,696)
Accretion expense (1)	2,089	4,175
Asset retirement obligations, end of period	71,650	$63,936

(1)          Accretion expense is the charge resulting from the change in net present value of the asset retirement obligation as time passes.  Accretion expense for the six months ended June 30, 2003 was $2,055,000.

5.                                      FUND CAPITAL

(a)                                  Unitholders’ Capital

Authorized:  Unlimited Number of Trust Units

	Six months ended June 30, 2004		Year ended December 31, 2003
Issued: (thousands)	Units	Amount	Units	Amount

Balance, beginning of period	94,349	$2,510,011	82,898	$2,156,999
Redemption of units	(3)	(94)	(24)	(590)
Issued for cash:
Pursuant to public offerings	8,800	286,248	9,300	291,791
Pursuant to option and rights plans	412	10,281	893	21,438
Trust unit rights incentive plan (non-cash) — exercised	—	587	—	—
Distribution Reinvestment & Unit Purchase Plan	165	5,895	622	18,956
Issued for acquisition of property interests	—	—	660	21,417
	103,723	2,812,928	94,349	2,510,011
Contributed surplus	—	1,659	—	1,364
Balance, end of period	103,723	$2,814,587	94,349	$2,511,375

On June 15, 2004, Enerplus completed an equity offering of 8,800,000 subscription receipts at a price of $34.30 per subscription receipt for gross proceeds of $301,840,000 ($286,248,000 net of issuance costs).  The subscription receipts were exchanged for trust units on June 30, 2004 upon closing of the ChevronTexaco assets.  The holders of the subscription receipts received the June 2004 cash distribution of $0.35 per trust unit and this amount has been included in cash distributions to unitholders as of June 30, 2004.

($ thousands)	Six months ended June 30, 2004	Year ended December 31, 2003
Contributed surplus	Amount	Amount
Balance, beginning of period	$1,364	$—
Trust unit rights incentive plan (non-cash) - exercised	(587)	—
Trust unit rights incentive plan (non-cash) - expensed	882	1,364
Balance, end of period	$1,659	$1,364

(b)                                  Trust Unit Rights Incentive Plan

As at June 30, 2004, a total of 1,849,000 rights were outstanding pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $31.29.  This represents 1.8% of the total trust units outstanding of which 144,000 rights with an average exercise price of $25.75 were exercisable.  Results for the first and second quarters of 2004 reduced the exercise price by  $0.37 (effective July 2004) and $0.40 (effective October 2004), respectively.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003
	Number of Rights (000’s)	Weighted Average Exercise Price (1)	Number of Rights (000’s)	Weighted Average Exercise Price (1)
Trust unit rights outstanding
Beginning of period	2,192	$30.05	2,028	$25.11
Granted	144	38.66	1,124	35.56
Exercised	(409)	24.13	(776)	24.30
Cancelled	(78)	30.65	(184)	25.39
End of period	1,849	31.29	2,192	30.05
Rights exercisable at the end of the period	144	$25.75	430	$24.03

(1) Exercise price reflects grant prices less reduction in strike price discussed above.

Non-cash compensation costs of $523,000 ($0.01 per unit) and $882,000 ($0.01 per unit) related to the rights issued since January 1, 2003 have been charged to general and administrative expense during the three and six months ended June 30, 2004, respectively.  The 2003 financial statements have been restated to reflect the $101,000 ($nil per unit) and $105,000 ($nil per unit) expensed during the three and six months ended June 30, 2003, respectively.

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

	Three months ended June 30,		Six months ended June 30,
($ thousands, except per unit amounts)	2004	2003	2004	2003
Net income as reported	48,034	53,423	$93,200	$148,259
Compensation expense for rights issued in 2002 Cash withheld for debt reduction	(756)	(1,018)	(1,574)	(1,326)
Pro forma net income	47,278	52,405	$91,626	$146,933
Net income per trust unit – basic
Reported	$0.51	$0.64	$0.98	$1.78
Pro forma	$0.50	$0.63	$0.97	$1.76
Net income per trust unit – diluted
Reported	$0.51	$0.64	$0.98 0.41	$1.78
Pro forma	$0.50	$0.63	$0.97	$1.76

(c) Trust Unit Option Plan

As at June 30, 2004, 1,000 options pursuant to the Trust Unit Option Plan were outstanding and exercisable. These options are exercisable at a price of $22.90 and expire December 31, 2004.  During the six months ended June 30, 2004, 3,000 options were exercised at a price of $22.90. No new options have been granted under the Trust Unit Option Plan since December 31, 2000 as this plan was superseded by the Rights Plan discussed above.

6.                                      PROPERTY, PLANT AND EQUIPMENT

($ thousands)	June 30, 2004	December 31, 2003
Property, plant and equipment	$4,141,212	$3,448,126
Accumulated depletion, depreciation and accretion	(1,097,648)	(953,608)
Net property, plant and equipment	$3,043,564	$2,494,518

Pursuant to the full-cost accounting guideline, Enerplus capitalizes certain general and administrative costs associated with our capital development program.  General and administrative costs of $3,999,000 (2003 - $5,586,000) were capitalized for the six months ended June 30, 2004.

7.                                      PROPERTY ACQUISITIONS

Assets of ChevronTexaco Corporation (“ChevronTexaco”)

On June 30, 2004 the Fund acquired certain oil and natural gas properties from ChevronTexaco. Total consideration was $467,199,000 financed concurrently by subscription receipts issued on June 15, 2004 and available lines of credit.  Results from operations will be included in Enerplus’ financial results from June 30, 2004 forward.

8.                                      CORPORATE ACQUISITIONS

Ice Energy Limited (“Ice Energy”)

On January 7, 2004 the Fund acquired all of the outstanding shares of Ice Energy for $132,184,000, which includes negative working capital assumed.  The excess of the consideration paid over the tax pools of $46,651,000 associated with Ice Energy assets resulted in the recording of goodwill and future taxes of $29,651,000.  Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations.  Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

The estimated allocation to the fair value of the assets acquired and liabilities assumed, plus the future tax cost are summarized as follows:

($ thousands)
Property, plant and equipment	$132,184
Goodwill	29,651
Future income taxes	(29,651)
132,184
Working capital deficiency	(11,013)
Net assets acquired	$121,171

9.                                      FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2004	2003	2004	2003
Unrealized foreign exchange loss on translation of US dollar denominated senior notes	$1,614	$—	$2,592	$—
Realized foreign exchange (gains) losses	(12)	535	69	712
Foreign exchange loss	$1,602	$535	$2,661	$712

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Foreign exchange gains and losses are included in the determination of net income for the period.

10.                               INCOME TAXES

For the six months ended June 30, 2004, a future income tax recovery of $45,201,000 was recorded in income as compared to a recovery of $47,071,000 for the same period in 2003. Included in the current year recovery is a recovery of $5,700,000 due to a 1% reduction in the Alberta corporate tax rate, substantively enacted in the first quarter of 2004.

11.                               FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, other current assets, current liabilities and long-term debt.

The carrying value of cash, accounts receivable and current liabilities approximate their fair value.  Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at June 30, 2004 exceeded the cost by $831,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions.  At June 30, 2004, the fair values of the senior unsecured notes were $72,588,000 and $244,777,000 respectively.

These estimated values have been determined based on available market information and appropriate valuation methods.  The actual amounts realized may differ from these estimates.

(a) Derivative Financial instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures.  The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at June 30, 2004 with reference to forward prices and market valuations provided by independent sources.

The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

In addition to the cross currency swap, the Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% before banking fees that are expected to range between 0.85% and 1.05%.  These interest rate swaps mature in June 2006.   The fair value of the $75,000,000 interest rate swaps as at June 30, 2004 represents an unrealized cost of $1,450,000.  These swaps have been designated as hedges for accounting purposes and accounted for accordingly.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at June 30, 2004 represents an unrealized cost of $25,864,000.

Crude Oil Instruments

Enerplus has entered into the following financial contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 3.  The fair value of the financial crude oil contracts that qualify for hedge accounting reflects an unrealized cost of $481,000 as at June 30, 2004.

The following table summarizes the Fund’s crude oil risk management positions:

	Daily	WTI US$ /bbl
	Volumes bbls/day	Sold Call	Purchased Put	Sold Put
Term
Jul. 1, 2004 – Sep. 30, 2004
3-way option	1,500	$29.00	$22.00	$19.25
3-way option	1,500	$30.00	$23.00	$20.00
Jul. 1, 2004 – Dec. 31, 2004
3-way option	1,500	$29.50	$22.00	$20.00
3-way option	1,000	$28.10	$23.00	$20.50
3-way option	1,000	$28.50	$25.00	$22.00
3-way option	1,400	$28.00	$23.00	$19.50
3-way option	1,500	$29.25	$25.00	$22.00
Jul. 1, 2004 – Jun. 30, 2005
3-way option	1,500	$28.00	$24.00	$21.00
Jul. 1, 2004 – Sep. 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
Oct. 1, 2004 – Sep. 30, 2005
3-way option	1,500	$29.40	$24.50	$21.50
Jul. 1, 2004 – Dec. 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
Jan. 1, 2005 – Dec. 31, 2005
3-way option	1,500	$30.00	$25.35	$22.00
Costless Collar *(1)	1,500	$40.10	$31.00	—
Jul. 1, 2005 – Jun. 30, 2006
3-way option (1)	1,500	$45.80	$31.50	$27.50
Jan. 1, 2006 – Jun. 30, 2006
Costless Collar *(1)	1,500	$35.35	$30.00	—
Costless Collar *(1)	1,500	$37.00	$30.00	—

*  Financial contracts that qualify as hedges.

(1) Financial contracts entered into during the second quarter of 2004.

Natural Gas Instruments

Enerplus has the following physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting as at June 30, 2004 are described in Note 3.  The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $30,615,000 as at June 30, 2004.

The following table summarizes the Fund’s natural gas risk management positions:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps	Escalated Price
Term

Jul. 1, 2004 – Sep. 30, 2004
3-way option	9.5	$6.67	$4.75	$3.17	—	—
3-way option	9.5	$7.39	$4.75	$3.69	—	—
Jul. 1, 2004 – Oct. 31, 2004
Swap *	3.8	—	—	—	$2.90	—
3-way option	9.5	$6.86	$5.81	$4.75	—	—
Jul. 1, 2004 – Dec. 31, 2004
3-way option	9.5	$7.91	$5.80	$4.22	—	—
3-way option	9.5	$7.72	$5.81	$4.75
Swap *	2.8	—	—	—	$5.51	—
Nov. 1, 2004 – Mar. 31, 2005
Costless Collar (1)	9.5	$10.86	$7.38	—	—	—
Costless Collar (1)	9.5	$12.13	$6.85	—	—	—
Jul. 1, 2004 – Jun. 30, 2005
3-way option	2.8	$7.12	$5.69	$4.75	—	—
Apr. 1, 2005 – Oct. 31, 2005
3-way option (1)	9.5	$8.23	$6.33	$5.01	—	—
Jul. 1, 2004 – Dec. 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	—	—
Jan. 1, 2005– Dec. 31, 2005
3-way option	9.5	$6.60	$5.65	$4.75	—	—
3-way option	9.5	$6.86	$5.81	$4.75	—	—
Nov. 1, 2005 – Mar. 31, 2006
3-way option (1)	9.5	$9.92	$7.12	$5.80	—	—
Jul. 1, 2004 – Oct. 31, 2006
Swap *	9.5	—	—	—	$5.47	—
Swap *	4.8	—	—	—	$5.25	—
Swap *	4.8	—	—	—	$5.24	—
Swap *	4.8	—	—	—	$5.28	—
2004-2010
Physical	2.0	—	—	—	—	$2.52

*  Financial contracts that qualify as hedges.

(1) Financial contracts entered into during the second quarter of 2004.

Electricity Instrument

The Fund has entered into a swap contract that has fixed the price of electricity on 5MW/h of Alberta Power Pool consumption at $49.75/MWh from January 1, 2004 to December 31, 2004.  The swap contract has been designated as a hedge and accounted for accordingly.  The fair value of this instrument as at June 30, 2004 reflects an unrealized gain of $366,000.

For further information and a complete copy of the 2004 Second Quarter Interim Report, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2003 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Amanda Clark
Amanda Clark
Investor Relations Coordinator

DATE: August 4, 2004